Exhibit 99.1

KE Holdings Inc. Announces Third Quarter 2021 Unaudited Financial Results

BEIJING, China, November 8, 2021 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Business Highlights for the Third Quarter of 2021

•	Gross transaction value (GTV)[1] was RMB830.7 billion (US$128.9 billion), a decrease of 20.9% year-over-year. GTV of existing home transactions was RMB378.2 billion (US$58.7 billion), a decrease of 34.3% year-over-year. GTV of new home transactions was RMB410.1 billion (US$63.7 billion), a decrease of 2.5% year-over-year. GTV of emerging and other services was RMB42.3 billion (US$6.6 billion), a decrease of 20.4% year-over-year.

•	Net revenues were RMB18.1 billion (US$2.8 billion), a decrease of 11.9% year-over-year.

•	Net loss was RMB1,766 million (US$274 million). Adjusted net loss[2] was RMB888 million (US$138 million).

•	Number of stores was 53,946 as of September 30, 2021, a 20.2% increase from one year ago. Number of active stores[3] was 49,468 as of September 30, 2021, a 20.2% increase from one year ago.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions and emerging and other services, and including transactions that are contracted but pending closing at the end of period.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, and (v) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The numbers of active stores on our platform are 41,152, 43,436, 44,937 and 49,046 as of September 30, 2020, December 31, 2020, March 31, 2021 and June 30, 2021, respectively.

•	Number of agents was 515,486 as of September 30, 2021, a 7.9% increase from one year ago. Number of active agents[4] was 468,014 as of September 30, 2021, a 13.1% increase from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 46.1 million, compared to 47.9 million in the same period of 2020.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “The third quarter was challenging and difficult for the industry with corrective and sweeping adjustments to safeguard and bring about a long-term healthy development of the real-estate market in China. Under the guidance of national policies on stabilizing housing price, curbing speculation and promoting common prosperity, Beike remained committed to our mission of ‘admirable service, joyful living’. Our third quarter results reflected both the broad macroenvironment challenges the industry is facing and the resiliency of our business, with a total GTV of RMB830.7 billion for the quarter, decreasing 20.9% year over year while still outperforming the market.”

“In the third quarter, we continued to execute our Agent Specialization Strategy and make further strides in digital empowerment by launching the ‘Xiaobei existing home sales training camp’, which helps agents to develop new skills to provide premium and focused services through highly efficient collaboration. For new home transaction services, we carried out stringent new home risk control measures, deepened digitalization, enriched online content, and persisted in pursuing top-quality service with a continued emphasis on new home business conduct. For home renovation business, in Beijing, we opened Craftsman (Jinggong) Academy as the industry’s first full-service vocational training base and Beiwoo, our home renovation brand, launched ten ‘heart-to-heart’ service commitments to address the renovation industry’s key pain points. Shengdu, the home renovation business we proposed to acquire, also maintained rapid growth in the East China market. Its future potential integration with the Company will further enhance our competitiveness in the renovation business.”

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The numbers of active agents on our platform are 413,732, 445,438, 479,308 and 499,690 as of September 30, 2020, December 31, 2020, March 31, 2021 and June 30, 2021, respectively.

5 "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

“We believe that China’s recently announced pilot program of a five-year property tax will contribute to a healthier, more stable development of China’s real estate market and the formulation of a long-term mechanism for growth, which is also a favorable environment for the Company’s future growth. Followed by the acceleration of the era of quality service for housing industry, we will continue to take more social responsibilities and focus on the overall service quality improvement and technological empowerment to our connected service providers, and strive for our vision of providing quality housing services to 300 million families in China,” concluded Mr. Peng.

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “During the third quarter, we generated RMB18.1 billion of net revenues, down 11.9% year over year, as we saw the GTV for both existing home and new home transaction services experiencing downward trends amidst necessary market corrections. While we strongly believe the new regulatory measures will benefit the industry, the broader economy and the society in the long term, we adopted multiple initiatives to enhance service quality and ensure good business conduct, with a view to contributing to the establishment of a sustainable housing market. We will stick to our path with full commitment to serve our customers better, and we are confident that we would stay resilient and have our values recognized.”

Third Quarter 2021 Financial Results

Net Revenues

Net revenues decreased by 11.9% to RMB18.1 billion (US$2.8 billion) in the third quarter of 2021 from RMB20.5 billion in the same period of 2020. The decrease was primarily attributable to the decline in total GTV of 20.9% to RMB830.7 billion (US$128.9 billion) in the third quarter of 2021 from RMB1,050.0 billion in the same period of 2020.

•	Net revenues from existing home transaction services were RMB6.1 billion (US$0.9 billion) in the third quarter of 2021, compared to RMB8.8 billion in the same period of 2020, primarily due to a 34.3% decrease in GTV of existing home transactions to RMB378.2 billion (US$58.7 billion) in the third quarter of 2021 from RMB576.1 billion in the same period of 2020, led by a slow-down of the existing home market which was affected by a series of market-cooling measures in the third quarter of 2021.

Among that, (i) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, were RMB0.8 billion (US$0.1 billion) in the third quarter of 2021, compared to RMB0.9 billion in the same period of 2020, primarily because the GTV of existing home transactions served by connected agents on the Company’s platform decreased by 33.6% to RMB192.9 billion (US$29.9 billion) in the third quarter of 2021 from RMB290.4 billion in the same period of 2020. The downtrend was partially offset by a moderate increase in existing home transaction commission rate charged by connected stores due to the increased percentage of rental transactions with a relatively higher commission rate;

(ii) commission revenue was RMB5.3 billion (US$0.8 billion) in the third quarter of 2021, compared to RMB7.9 billion in the same period of 2020, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores to RMB185.3 billion (US$28.8 billion) in the third quarter of 2021, compared to RMB285.7 billion in the same period of 2020.

•	Net revenues from new home transaction services increased by 2.5% to RMB11.3 billion (US$1.8 billion) in the third quarter of 2021 from RMB11.1 billion in the same period of 2020, primarily attributable to a moderate increase of new home transactions commission rate, while the GTV of new home transactions was RMB410.1 billion (US$63.7 billion) in the third quarter of 2021, compared to RMB420.7 billion in the same period of 2020. The GTV of new home transaction services completed on Beike platform through connected agents and other sales channels was RMB337.6 billion (US$52.4 billion), compared to RMB337.9 billion in the same period of 2020, while the GTV of new home transactions served by Lianjia brand was RMB72.6 billion (US$11.3 billion) in the third quarter of 2021, compared to RMB82.8 billion in the same period of 2020.

•	Net revenues from emerging and other services was RMB610 million (US$94.6 million) in the third quarter of 2021 from RMB625 million in the same period of 2020, primarily due to a decrease of net revenues for financial services around the existing housing transaction services, while it was partially offset by a 29.4% increase of net revenues from renovation service.

Cost of Revenues

Total cost of revenues was RMB15.3 billion (US$2.4 billion) in the third quarter of 2021, compared to RMB16.2 billion in the same period of 2020.

•	Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB7,689 million (US$1,193 million) in the third quarter of 2021, compared to RMB7,737 million in the same period of 2020, along with the relatively stable number of new home transactions completed through connected agents and other sales channels in the third quarter of 2021 compared with the same period of 2020.

•	Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation was RMB6.0 billion (US$0.9 billion) in the third quarter of 2021, compared to RMB6.6 billion in the same period of 2020, primarily due to the decrease in the number of exiting home and new home transactions completed through Lianjia agents.

•	Cost related to stores. The Company’s cost related to stores increased by 19.7% to RMB1.0 billion (US$0.2 billion) in the third quarter of 2021 compared to RMB0.8 billion in the same period of 2020, mainly due to an increase in the number of stores for Lianjia brand and the incremental rise in rental fees of contract service centers opened in 2021.

•	Other costs. The Company’s other costs decreased by 28.1% to RMB0.7 billion (US$0.1 billion) in the third quarter of 2021 from RMB1.0 billion in the same period of 2020, mainly due to the decrease in share-based compensation expenses.

Gross Profit

Gross profit was RMB2.8 billion (US$0.4 billion) in the third quarter of 2021, compared to RMB4.4 billion in the same period of 2020. Gross margin was 15.2% in the third quarter of 2021, compared to 21.3% in the same period of 2020. The decrease in gross margin was mainly due to a lower contribution margin of existing home transactions led by the decreased net revenues from existing home transactions and the relatively flat fixed compensation costs for Lianjia agents.

Income (Loss) from Operations

Total operating expenses were RMB5.1 billion (US$0.8 billion) in the third quarter of 2021, compared to RMB4.5 billion in the same period of 2020.

•	General and administrative expenses were RMB2,412 million (US$374 million) in the third quarter of 2021, compared to RMB2,649 million in the same period of 2020, mainly due to the decrease in share-based compensation expenses, partially offset by the increase of personnel costs and bad debt provision.

•	Sales and marketing expenses were RMB1,202 million (US$187 million) in the third quarter of 2021, compared to RMB1,026 million in the same period of 2020, mainly due to the increase of headcount in business development personnel.

•	Research and development expenses were RMB1,043 million (US$162 million) in the third quarter of 2021, compared to RMB789 million in the same period of 2020, mainly due to the increase of headcount in experienced research and development personnel, partially offset by the decrease of share-based compensation expenses.

•	Impairment of goodwill and intangible assets was RMB397 million (US$62 million) in the third quarter of 2021, compared to nil in the same period of 2020, mainly due to recent market downtrend and the Company’s long term view of the outlook of the businesses in the qualitative goodwill impairment assessments, as it is more likely than not that the carrying amount of certain acquired businesses exceeded their fair value. The Company will continue to monitor and evaluate the fair value of goodwill, and should facts and circumstances change, additional non-cash impairment charge could be recorded in the future.

Loss from operations was RMB2,300 million (US$357 million) in the third quarter of 2021, compared to RMB81 million in the same period of 2020. Operating margin was negative 12.7% in the third quarter of 2021, compared to negative 0.4% in the same period of 2020, primarily due to 1) a relatively lower gross profit margin in the third quarter of 2021 compared to the same period of 2020; and 2) an increase of the percentage of total operating expenses as of net revenues in the third quarter of 2021, primarily due to decreased net revenues along with the relatively flat recurring operating expenses, and additional impairment of goodwill as well as severance provision of RMB250 million incurred in the third quarter of 2021 compared to the same period of 2020.

Adjusted loss from operations6 was RMB1,435 million (US$223 million) in the third quarter of 2021, compared to adjusted income from operations RMB1,740 million in the same period of 2020. Adjusted operating margin7 was negative 7.9% in the third quarter of 2021, compared to 8.5% in the same period of 2020. Adjusted EBITDA8 was negative RMB550 million (US$85 million) in the third quarter of 2021, compared to RMB2,248 million in the same period of 2020.

Net Income (Loss)

Net loss was RMB1,766 million (US$274 million) in the third quarter of 2021, compared to net income RMB75 million in the same period of 2020.

Adjusted net loss was RMB888 million (US$138 million) in the third quarter of 2021, compared to adjusted net income RMB1,858 million in the same period of 2020.

Net Income (Loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net loss attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,765 million (US$274 million) in the third quarter of 2021, compared to RMB271 million in the same period of 2020.

Adjusted net loss attributable to KE Holdings Inc.9 was RMB887 million (US$138 million) in the third quarter of 2021, compared to adjusted net income attributable to KE Holdings Inc. RMB1,857 million in the same period of 2020.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement and (iii) impairment of goodwill and intangible assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of goodwill and intangible assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (Loss) per ADS

Diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 was RMB1.50 (US$0.23) in the third quarter of 2021, compared to RMB0.33 in the same period of 2020.

Adjusted diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 was RMB0.75 (US$0.12) in the third quarter of 2021, compared to adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders RMB1.38 in the same period of 2020.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of September 30, 2021, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB52.7 billion (US$8.2 billion).

Business Outlook

For the fourth quarter of 2021, the Company expects total net revenues to be between RMB14.5 billion (US$2.3 billion) and RMB15.5 billion (US$2.4 billion), representing a decrease of approximately 31.6% to 36.0% from the same quarter of 2020. This forecast considers the potential impact of the recent real estate related policies and measures, and the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

9 Adjusted net income (loss) attributable to KE Holdings Inc. is a non-GAAP financial measure and represents adjusted income (loss) attributable to KE Holdings Inc.’s ordinary shareholders and preferred shareholders, and all preferred shares of KE Holdings Inc. had been automatically converted to ordinary shares upon initial public offering of KE Holdings Inc. on a one-for-one basis. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS is American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Diluted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Conference Call Information

The Company will hold a conference call on 8:00 PM U.S. Eastern Time on Monday, November 8, 2021 (9:00 AM Beijing/Hong Kong Time on Tuesday, November 9, 2021) to discuss the financial results. Details for the conference call are as follows:

Event Title: Beike’s Third Quarter 2021 Earnings Conference Call

Conference ID: 2491775

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event pass code, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/2491775

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.ke.com/.

The replay will be accessible through November 16, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
Mainland, China:	400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	2491775

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc., adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill and intangible assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, and (v) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, (vi) impairment of goodwill and intangible assets, and (vii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	40,969,979	21,780,230	3,380,239
Restricted cash	8,567,496	7,620,062	1,182,615
Short-term investments	15,688,321	23,344,042	3,622,939
Short-term financing receivables, net of allowance for credit losses of RMB113,905 and RMB250,242 as of December 31, 2020 and September 30, 2021, respectively	3,931,641	2,616,323	406,047
Accounts receivable, net of allowance for credit losses of RMB1,122,218 and RMB1,642,883 as of December 31, 2020 and September 30, 2021, respectively	13,183,559	10,516,025	1,632,061
Amounts due from and prepayments to related parties	484,349	583,138	90,502
Loan receivables from related parties	36,378	46,055	7,148
Prepayments, receivables and other assets	4,677,378	3,805,474	590,600
Total current assets	87,539,101	70,311,349	10,912,151
Non-current assets
Property and equipment, net	1,472,460	2,031,300	315,253
Right-of-use assets	6,821,100	7,730,585	1,199,768
Long-term financing receivables, net of allowance for credit losses of RMB13,414 and RMB 1,633 as of December 31, 2020 and September 30, 2021, respectively	218,018	43,674	6,778
Long-term investments, net	3,140,315	17,650,777	2,739,358
Intangible assets, net	1,642,651	1,280,315	198,702
Goodwill	2,467,497	2,107,777	327,122
Other non-current assets	994,394	985,297	152,916
Total non-current assets	16,756,435	31,829,725	4,939,897
TOTAL ASSETS	104,295,536	102,141,074	15,852,048

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,594,846	5,309,823	824,072
Amounts due to related parties	254,255	493,352	76,567
Employee compensation and welfare payable	11,231,800	10,048,545	1,559,510
Customer deposits payable	6,743,256	6,074,677	942,775
Income taxes payable	986,465	266,335	41,335
Short-term borrowings	-	260,000	40,351
Lease liabilities current portion	2,625,979	2,884,426	447,656
Short-term funding debt	1,512,510	397,000	61,613
Contract liabilities	734,157	1,024,196	158,953
Accrued expenses and other current liabilities	2,950,078	2,634,461	408,863
Total current liabilities	33,633,346	29,392,815	4,561,695
Non-current liabilities
Deferred tax liabilities	17,289	17,289	2,683
Lease liabilities non-current portion	3,833,914	4,572,826	709,691
Long-term funding debt	15,000	-	-
Other non-current liabilities	3,471	2,491	387
Total non-current liabilities	3,869,674	4,592,606	712,761
TOTAL LIABILITIES	37,503,020	33,985,421	5,274,456

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 2,666,966,855 and 2,687,391,656 Class A ordinary shares issued and outstanding as of December 31, 2020 and September 30, 2021; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2020 and September 30, 2021)	482	489	76
Additional paid-in capital	77,433,882	78,652,334	12,206,651
Statutory reserves	392,834	392,834	60,967
Accumulated other comprehensive loss	(1,834,087)	(2,121,041)	(329,180)
Accumulated deficit	(9,227,664)	(8,822,111)	(1,369,170)
Total KE Holdings Inc. shareholders' equity	66,765,447	68,102,505	10,569,344
Non-controlling interests	27,069	53,148	8,248
TOTAL SHAREHOLDERS' EQUITY	66,792,516	68,155,653	10,577,592
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	104,295,536	102,141,074	15,852,048

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Existing home transaction services	8,849,706	6,138,020	952,606	21,404,907	25,962,650	4,029,340
New home transaction services	11,074,424	11,348,472	1,761,255	25,051,136	35,162,630	5,457,155
Emerging and other services	624,785	609,648	94,616	1,354,290	1,841,438	285,787
Total net revenues	20,548,915	18,096,140	2,808,477	47,810,333	62,966,718	9,772,282
Cost of revenues
Commission-split	(7,736,904)	(7,688,787)	(1,193,281)	(16,115,155)	(24,027,308)	(3,728,980)
Commission and compensation-internal	(6,624,055)	(5,956,798)	(924,481)	(16,534,075)	(20,912,161)	(3,245,516)
Cost related to stores	(832,719)	(996,936)	(154,722)	(2,260,339)	(2,774,574)	(430,607)
Others	(972,007)	(698,988)	(108,481)	(1,465,127)	(2,348,522)	(364,485)
Total cost of revenues(1)	(16,165,685)	(15,341,509)	(2,380,965)	(36,374,696)	(50,062,565)	(7,769,588)
Gross profit	4,383,230	2,754,631	427,512	11,435,637	12,904,153	2,002,694
Operating expenses
Sales and marketing expenses(1)	(1,026,479)	(1,202,248)	(186,586)	(2,391,909)	(3,500,026)	(543,196)
General and administrative expenses(1)	(2,648,678)	(2,412,235)	(374,373)	(5,705,203)	(6,721,984)	(1,043,236)
Research and development expenses(1)	(789,089)	(1,042,906)	(161,856)	(1,763,520)	(2,455,870)	(381,145)
Impairment of goodwill and intangible assets	-	(397,066)	(61,624)	-	(397,066)	(61,624)
Total operating expenses	(4,464,246)	(5,054,455)	(784,439)	(9,860,632)	(13,074,946)	(2,029,201)
Income/(loss) from operations	(81,016)	(2,299,824)	(356,927)	1,575,005	(170,793)	(26,507)
Interest income, net	22,231	90,717	14,079	158,926	241,481	37,477
Share of results of equity investees	7,138	10,785	1,674	4,812	44,892	6,967
Fair value changes in investments, net	76,277	97,557	15,141	55,968	443,720	68,864
Foreign currency exchange gain/(loss)	(8,096)	12,068	1,873	(684)	19,656	3,051
Other income, net	317,798	526,336	81,686	780,585	1,225,565	190,205
Income/(loss) before income tax expense	334,332	(1,562,361)	(242,474)	2,574,612	1,804,521	280,057
Income tax expense	(258,991)	(203,514)	(31,585)	(891,845)	(1,396,023)	(216,659)
Net income/(loss)	75,341	(1,765,875)	(274,059)	1,682,767	408,498	63,398
Net (income)/loss attributable to non-controlling interests shareholders	(644)	955	148	(152)	(2,945)	(457)
Net income/(loss) attributable to KE Holdings Inc.	74,697	(1,764,920)	(273,911)	1,682,615	405,553	62,941
Accretion on convertible redeemable preferred shares to redemption value	(346,143)	-	-	(1,755,228)	-	-
Net income/(loss) attributable to KE Holdings Inc.’s ordinary shareholders	(271,446)	(1,764,920)	(273,911)	(72,613)	405,553	62,941

Net income/(loss)	75,341	(1,765,875)	(274,059)	1,682,767	408,498	63,398
Currency translation adjustments	(745,045)	117,994	18,312	(594,662)	(279,668)	(43,404)
Unrealized losses on available-for-sale investments, net of reclassification	-	(4,577)	(710)	-	(7,286)	(1,131)
Total comprehensive income/(loss)	(669,704)	(1,652,458)	(256,457)	1,088,105	121,544	18,863
Comprehensive (income)/loss attributable to non-controlling interests shareholders	(644)	955	148	(152)	(2,945)	(457)
Comprehensive income/(loss) attributable to KE Holdings Inc.	(670,348)	(1,651,503)	(256,309)	1,087,953	118,599	18,406
Accretion on convertible redeemable preferred shares to redemption value	(346,143)	-	-	(1,755,228)	-	-
Comprehensive income/(loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,016,491)	(1,651,503)	(256,309)	(667,275)	118,599	18,406

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income/(loss) per share, basic and diluted
—Basic	2,470,138,350	3,533,752,811	3,533,752,811	1,812,367,756	3,526,805,332	3,526,805,332
—Diluted	2,470,138,350	3,533,752,811	3,533,752,811	1,812,367,756	3,579,020,205	3,579,020,205

Weighted average number of ADS used in computing net income/(loss) per ADS, basic and diluted
—Basic	823,379,450	1,177,917,604	1,177,917,604	604,122,585	1,175,601,777	1,175,601,777
—Diluted	823,379,450	1,177,917,604	1,177,917,604	604,122,585	1,193,006,735	1,193,006,735

Net income/(loss) per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.11)	(0.50)	(0.08)	(0.04)	0.11	0.02
—Diluted	(0.11)	(0.50)	(0.08)	(0.04)	0.11	0.02

Net income/(loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.33)	(1.50)	(0.23)	(0.12)	0.34	0.05
—Diluted	(0.33)	(1.50)	(0.23)	(0.12)	0.34	0.05

(1) Includes share-based compensation expenses as follows:
Cost of revenues	435,021	65,196	10,118	435,021	299,468	46,477
Sales and marketing expenses	47,362	22,512	3,494	47,362	92,642	14,378
General and administrative expenses	901,692	144,263	22,389	901,692	483,240	74,998
Research and development expenses	284,120	117,628	18,256	284,120	343,101	53,248

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Income/(loss) from operations	(81,016)	(2,299,824)	(356,927)	1,575,005	(170,793)	(26,507)
Share-based compensation expenses	1,668,195	349,599	54,257	1,668,195	1,218,451	189,101
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	152,685	118,191	18,343	461,286	353,310	54,833
Impairment of goodwill and intangible assets	-	397,066	61,624	-	397,066	61,624
Adjusted income/(loss) from operations	1,739,864	(1,434,968)	(222,703)	3,704,486	1,798,034	279,051

Net income/(loss)	75,341	(1,765,875)	(274,059)	1,682,767	408,498	63,398
Share-based compensation expenses	1,668,195	349,599	54,257	1,668,195	1,218,451	189,101
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	152,685	118,191	18,343	461,286	353,310	54,833
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(36,499)	11,160	1,732	(91,030)	(127,500)	(19,788)
Impairment of goodwill and intangible assets	-	397,066	61,624	-	397,066	61,624
Tax effects on non-GAAP adjustments	(1,510)	1,604	249	(2,325)	2,217	344
Adjusted net income/(loss)	1,858,212	(888,255)	(137,854)	3,718,893	2,252,042	349,512

Net income/(loss)	75,341	(1,765,875)	(274,059)	1,682,767	408,498	63,398
Income tax expense	258,991	203,514	31,585	891,845	1,396,023	216,659
Share-based compensation expenses	1,668,195	349,599	54,257	1,668,195	1,218,451	189,101
Amortization of intangible assets	155,728	121,776	18,899	475,796	369,515	57,348
Depreciation of property and equipment	148,061	223,668	34,713	372,022	599,289	93,008
Interest income, net	(22,231)	(90,717)	(14,079)	(158,926)	(241,481)	(37,477)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(36,499)	11,160	1,732	(91,030)	(127,500)	(19,788)
Impairment of goodwill and intangible assets	-	397,066	61,624	-	397,066	61,624
Adjusted EBITDA	2,247,586	(549,809)	(85,328)	4,840,669	4,019,861	623,873

Net income/(loss) attributable to KE Holdings Inc.	74,697	(1,764,920)	(273,911)	1,682,615	405,553	62,941
Share-based compensation expenses	1,668,195	349,599	54,257	1,668,195	1,218,451	189,101
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	152,685	118,191	18,343	461,286	353,310	54,833
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(36,499)	11,160	1,732	(91,030)	(127,500)	(19,788)
Impairment of goodwill and intangible assets	-	397,066	61,624	-	397,066	61,624
Tax effects on non-GAAP adjustments	(1,510)	1,604	249	(2,325)	2,217	344
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(90)	(7)	(1)	(1,593)	(21)	(3)
Adjusted net income/(loss) attributable to KE Holdings Inc.	1,857,478	(887,307)	(137,707)	3,717,148	2,249,076	349,052
Accretion on convertible redeemable preferred shares to redemption value	(346,143)	-	-	(1,755,228)	-	-
Adjusted net income allocated to participating preferred shares	(342,033)	-	-	(799,341)	-	-
Adjusted net income/(loss) attributable to KE Holdings Inc.’s ordinary shareholders	1,169,302	(887,307)	(137,707)	1,162,579	2,249,076	349,052

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Weighted average number of ADS used in computing net income/(loss) per ADS, basic and diluted
—Basic	823,379,450	1,177,917,604	1,177,917,604	604,122,585	1,175,601,777	1,175,601,777
—Diluted	823,379,450	1,177,917,604	1,177,917,604	604,122,585	1,193,006,735	1,193,006,735

Weighted average number of ADS used in calculating adjusted net income/(loss) per ADS, basic and diluted
—Basic	823,379,450	1,177,917,604	1,177,917,604	604,122,585	1,175,601,777	1,175,601,777
—Diluted	844,473,061	1,177,917,604	1,177,917,604	617,202,590	1,193,006,735	1,193,006,735

Net income/(loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	(0.33)	(1.50)	(0.23)	(0.12)	0.34	0.05
—Diluted	(0.33)	(1.50)	(0.23)	(0.12)	0.34	0.05

Non-GAAP adjustments to net income/(loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.75	0.75	0.11	2.04	1.57	0.25
—Diluted	1.71	0.75	0.11	2.00	1.55	0.24

Adjusted net income/(loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	1.42	(0.75)	(0.12)	1.92	1.91	0.30
—Diluted	1.38	(0.75)	(0.12)	1.88	1.89	0.29

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Three months ended			Nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	3,213,000	(1,158,435)	(179,786)	8,257,465	2,315,937	359,428
Net cash used in investing activities	(6,945,255)	(10,964,521)	(1,701,667)	(9,369,789)	(21,361,357)	(3,315,231)
Net cash provided by/(used in) financing activities	16,565,408	71,801	11,143	15,996,088	(871,373)	(135,235)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(815,884)	84,964	13,187	(698,940)	(220,390)	(34,204)
Net increase/(decrease) in cash and cash equivalents and restricted cash	12,017,269	(11,966,191)	(1,857,123)	14,184,824	(20,137,183)	(3,125,242)
Cash, cash equivalents and restricted cash at the beginning of the period	34,098,131	41,366,483	6,419,977	31,930,576	49,537,475	7,688,096
Cash, cash equivalents and restricted cash at the end of the period	46,115,400	29,400,292	4,562,854	46,115,400	29,400,292	4,562,854

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	Three months ended			Nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Existing home transaction services
Net revenues	8,849,706	6,138,020	952,606	21,404,907	25,962,650	4,029,340
Less: Commission and compensation	(5,133,485)	(4,394,794)	(682,061)	(12,842,121)	(16,157,985)	(2,507,680)
Contribution	3,716,221	1,743,226	270,545	8,562,786	9,804,665	1,521,660

New home transaction services
Net revenues	11,074,424	11,348,472	1,761,255	25,051,136	35,162,630	5,457,155
Less: Commission and compensation	(9,128,976)	(9,117,892)	(1,415,075)	(19,602,097)	(28,424,321)	(4,411,385)
Contribution	1,945,448	2,230,580	346,180	5,449,039	6,738,309	1,045,770

Emerging and other services
Net revenues	624,785	609,648	94,616	1,354,290	1,841,438	285,787
Less: Commission and compensation	(98,498)	(132,899)	(20,626)	(205,012)	(357,163)	(55,431)
Contribution	526,287	476,749	73,990	1,149,278	1,484,275	230,356